Exhibit 99.1

SUNTECH ANNOUNCES UPDATE ON SUBSIDIARY SHARE TRANSFERS AND RESTRUCTURING PROCESS

WUXI, China, Dec. 10, 2013 /PRNewswire/ — Suntech Power Holdings Co., Ltd. (OTC: STPFQ) (the “Company” or “Suntech”) today announced that on November 14, 2013, the Joint Provisional Liquidators (“JPLs”) of the Company passed a sole shareholder’s resolution placing Power Solar System Co., Ltd. (“PSS”), an immediate subsidiary of the Company, into liquidation pursuant to the Insolvency Act of the British Virgin Islands (“BVI”), the jurisdiction of its incorporation. Liquidators have since been appointed over PSS.

On November 11, 2013, the JPLs had issued an announcement:

•                  Referring to Suntech’s Form 6-K filing dated July 19, 2013 which disclosed certain transfers and disposals of the shares of Suntech Power Japan Corporation (“Suntech Japan”) and Suntech Power Investment Pte., Ltd. (“Suntech Singapore”) to Wuxi Suntech Power Co., Ltd. (“Wuxi Suntech”) purportedly made in connection with intragroup debt restructuring (the “Purported Share Disposals”). Both Suntech Japan and Suntech Singapore were owned by PSS which may have been insolvent under the laws of the BVI, and as such, the Purported Share Disposals undertaken by PSS may be voidable under BVI Law; and

•                  Indicating they were also aware of the Hong Kong Stock Exchange announcement made by Shunfeng Photovoltaic International Ltd. on November 1, 2013 in relation to its proposed purchase of the entire equity interest of Wuxi Suntech by its subsidiary Jiangsu Shunfeng Photovoltaic Technology Co., Ltd. (“Jiangsu Shunfeng”). PSS is the 100% shareholder of Wuxi Suntech, and any transfer or disposal of Wuxi Suntech’s shares requires the prior written agreement and consent of PSS.

The JPLs and the PSS liquidators have indicated that they are continuing to investigate the Purported Share Disposals and the proposed purchase of PSS’s equity interest in Wuxi Suntech by Jiangsu Shunfeng. The JPLs and PSS liquidators will take such steps as may be necessary on the basis of legal advice and court directions, as appropriate, to remedy any improper actions which have caused loss to Suntech, PSS and their creditors.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the ability to void the Purported Share Disposals and the status of any transfer or disposal of Wuxi Suntech’s shares. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Ryan Scott Ulrich
Public Relations and Investor Relations Director
Ph: +86 510 8531 8654
Email: ryan.ulrich@suntech-power.com

SOURCE Suntech Power Holdings Co., Ltd.